UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 31, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the First Quarter of Fiscal 2019 <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	July 31, 2019

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Tatsufumi Sakai	President & CEO
For Inquiry:	Tomomichi Fujita	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		August 14, 2019	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		—
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2019 (for the three months ended June 30, 2019)

(1) Consolidated Results of Operations

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1Q F2019	988,825	3.2	219,849	5.1	162,438	0.8
1Q F2018	957,667	20.6	209,104	46.9	161,015	36.1

Note:	Comprehensive Income: 1Q F2019: ¥94,321 million, (45.0) %; 1Q F2018: ¥171,761 million, (5.7) %

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2019	6.40	6.40
1Q F2018	6.34	6.34

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1Q F2019	202,767,108	8,881,782	4.3
Fiscal 2018	200,792,226	9,194,038	4.3

Reference:	Own Capital: As of June 30, 2019: ¥8,743,467 million; As of March 31, 2019: ¥8,748,805 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2018	—	3.75	—	3.75	7.50
Fiscal 2019	—
Fiscal 2019 (estimate)		3.75	—	3.75	7.50

Note: Revision of the latest announced estimates for cash dividends for shareholders of common stock : No

3. Consolidated Earnings Estimates for Fiscal 2019 (for the fiscal year ending March 31, 2020)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2019	—	—	—
Fiscal 2019	470,000	386.7	18.52

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2019: No
2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of shares during 1Q and the number of outstanding shares as of June 30, 2019 (which is used as a proxy for  the average number of shares during the remainder of the relevant period).

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

① Changes in accounting policies due to revisions of accounting standards, etc.: Yes

② Changes in accounting policies other than ① above: No

③ Changes in accounting estimates: No

④ Restatements: No

(Note) For more information, please refer to “1.(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

① Period-end issued shares (including treasury stock):	As of June 30, 2019	25,392,498,945 shares	As of March 31, 2019	25,392,498,945 shares
② Period-end treasury stock:	As of June 30, 2019	30,519,861 shares	As of March 31, 2019	33,962,404 shares
③ Average outstanding shares (first quarter):	1Q Fiscal 2019	25,360,510,272 shares	1Q Fiscal 2018	25,364,804,435 shares

This immediate release is outside the scope of quarterly review by certified public accountants or audit firms.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO, ” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U. S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Quarterly Consolidated Financial Statements and Others	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Note for Assumption of Going Concern	p.1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-7
ø SELECTED FINANCIAL INFORMATION For the First Quarter of Fiscal 2019

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in Accounting Policies)

MHFG has applied “Leases” (IFRS 16 and ASU 2016-02) at some consolidated subsidiaries from the first quarter ended June 30, 2019. Accordingly, lessees recognize assets and liabilities for all leases as a general rule.

In accordance with transitional treatment, MHFG has recognized the impact of this accounting standard cumulatively as of the date of adoption for balances at the beginning of the first quarter ended June 30, 2019.

The impact on the consolidated financial statements for the first quarter ended June 30, 2019 is immaterial.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2019	As of June 30, 2019
Assets
Cash and Due from Banks	¥45,108,602	¥40,632,524
Call Loans and Bills Purchased	648,254	537,815
Receivables under Resale Agreements	12,997,628	15,099,037
Guarantee Deposits Paid under Securities Borrowing Transactions	2,578,133	2,455,503
Other Debt Purchased	2,828,959	3,057,012
Trading Assets	12,043,608	15,283,145
Money Held in Trust	351,889	361,297
Securities	29,774,489	29,533,185
Loans and Bills Discounted	78,456,935	79,049,661
Foreign Exchange Assets	1,993,668	1,965,247
Derivatives other than for Trading Assets	1,328,227	1,498,187
Other Assets	4,229,589	4,911,392
Tangible Fixed Assets	1,037,006	1,080,199
Intangible Fixed Assets	620,231	617,221
Net Defined Benefit Asset	982,804	989,378
Deferred Tax Assets	37,960	40,808
Customers’ Liabilities for Acceptances and Guarantees	6,062,053	5,937,165
Reserves for Possible Losses on Loans	(287,815)	(281,674)

Total Assets	¥200,792,226	¥202,767,108

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2019	As of June 30, 2019
Liabilities
Deposits	¥124,311,025	¥121,852,608
Negotiable Certificates of Deposit	13,338,571	13,277,499
Call Money and Bills Sold	2,841,931	2,559,239
Payables under Repurchase Agreements	14,640,439	17,864,461
Guarantee Deposits Received under Securities Lending Transactions	1,484,584	1,911,860
Commercial Paper	941,181	459,600
Trading Liabilities	8,325,520	9,823,365
Borrowed Money	3,061,504	1,993,166
Foreign Exchange Liabilities	669,578	485,195
Short-term Bonds	355,539	353,829
Bonds and Notes	8,351,071	8,076,261
Due to Trust Accounts	1,102,073	1,112,693
Derivatives other than for Trading Liabilities	1,165,602	1,216,332
Other Liabilities	4,512,325	6,594,675
Reserve for Bonus Payments	68,117	15,643
Reserve for Variable Compensation	2,867	3,292
Net Defined Benefit Liability	60,873	60,969
Reserve for Director and Corporate Auditor Retirement Benefits	1,389	1,077
Reserve for Possible Losses on Sales of Loans	630	1,076
Reserve for Contingencies	4,910	5,087
Reserve for Reimbursement of Deposits	19,068	17,296
Reserve for Reimbursement of Debentures	25,566	24,043
Reserves under Special Laws	2,473	2,472
Deferred Tax Liabilities	185,974	173,096
Deferred Tax Liabilities for Revaluation Reserve for Land	63,315	63,315
Acceptances and Guarantees	6,062,053	5,937,165

Total Liabilities	¥191,598,188	¥193,885,325

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,138,449	1,137,550
Retained Earnings	3,915,521	3,982,168
Treasury Stock	(7,703)	(6,433)

Total Shareholders’ Equity	7,303,034	7,370,053

Net Unrealized Gains (Losses) on Other Securities	1,186,401	1,079,290
Deferred Gains or Losses on Hedges	(22,282)	34,121
Revaluation Reserve for Land	137,772	137,772
Foreign Currency Translation Adjustments	(111,057)	(122,144)
Remeasurements of Defined Benefit Plans	254,936	244,373

Total Accumulated Other Comprehensive Income	1,445,770	1,373,414

Stock Acquisition Rights	707	230
Non-controlling Interests	444,525	138,084

Total Net Assets	9,194,038	8,881,782

Total Liabilities and Net Assets	¥200,792,226	¥202,767,108

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the three months ended June 30, 2018	For the three months ended June 30, 2019
Ordinary Income	¥957,667	¥988,825
Interest Income	472,864	528,821
Interest on Loans and Bills Discounted	287,227	327,955
Interest and Dividends on Securities	73,376	58,672
Fiduciary Income	11,476	14,017
Fee and Commission Income	166,932	176,539
Trading Income	74,455	90,449
Other Operating Income	89,272	122,732
Other Ordinary Income	142,667	56,266
Ordinary Expenses	748,562	768,975
Interest Expenses	277,446	348,850
Interest on Deposits	101,705	135,667
Fee and Commission Expenses	40,769	42,064
Trading Expenses	—	221
Other Operating Expenses	21,032	19,687
General and Administrative Expenses	355,066	328,430
Other Ordinary Expenses	54,247	29,722

Ordinary Profits	209,104	219,849

Extraordinary Gains	8,031	910
Extraordinary Losses	821	3,384

Income before Income Taxes	216,313	217,375

Income Taxes:
Current	45,765	54,908
Deferred	3,228	(3,635)

Total Income Taxes	48,993	51,273

Profit	167,320	166,102

Profit Attributable to Non-controlling Interests	6,304	3,663

Profit Attributable to Owners of Parent	¥161,015	¥162,438

1-5

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the three months ended June 30, 2018	For the three months ended June 30, 2019
Profit	¥167,320	¥166,102
Other Comprehensive Income	4,441	(71,780)
Net Unrealized Gains (Losses) on Other Securities	52,684	(106,210)
Deferred Gains or Losses on Hedges	(20,443)	56,455
Foreign Currency Translation Adjustments	(13,922)	(11,401)
Remeasurements of Defined Benefit Plans	(9,720)	(10,478)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(4,156)	(145)

Comprehensive Income	171,761	94,321

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	167,705	90,082
Comprehensive Income Attributable to Non-controlling Interests	4,055	4,239

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2019

<Under Japanese GAAP>

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2019	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Net Gains/Losses on Stocks	CON	NON	2- 3

3. Unrealized Gains/Losses on Securities	CON	NON	2- 4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2- 6

5. Status of Non Performing Loans based on the Financial Reconstruction Act (“FRA”)	CON	NON	2- 7

6. Status of Deposits and Loans	NON		2- 9

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 11
Comparison of Non-Consolidated Statements of Income (selected items)	2- 12
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 13
Comparison of Non-Consolidated Statements of Income (selected items)	2- 14
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 15
Comparison of Non-Consolidated Statements of Income (selected items)	2- 16

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2019

1. Income Analysis

Consolidated

		(Billions of yen)
		First Quarter of Fiscal 2019		First Quarter of Fiscal 2018
			Change
Consolidated Gross Profits	1	521.7	45.9	475.7
Net Interest Income	2	179.9	(15.4)	195.4
Fiduciary Income	3	14.0	2.5	11.4
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	134.4	8.3	126.1
Net Trading Income	6	90.2	15.7	74.4
Net Other Operating Income	7	103.0	34.8	68.2
General and Administrative Expenses	8	(328.4)	26.6	(355.0)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(5.2)	8.0	(13.3)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	3.6	(32.2)	35.9
Net Gains (Losses) related to Stocks	11	28.2	(52.1)	80.3
Equity in Income from Investments in Affiliates	12	11.4	7.2	4.2
Other	13	(11.4)	7.1	(18.6)

Ordinary Profits	14	219.8	10.7	209.1

Net Extraordinary Gains (Losses)	15	(2.4)	(9.6)	7.2
Income before Income Taxes	16	217.3	1.0	216.3
Income Taxes	17	(51.2)	(2.2)	(48.9)
Profit	18	166.1	(1.2)	167.3
Profit Attributable to Non-controlling Interests	19	(3.6)	2.6	(6.3)

Profit Attributable to Owners of Parent	20	162.4	1.4	161.0

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(1.6)	(24.1)	22.5

* Credit-related Costs [21]  =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	188.2	74.6	113.6

* Consolidated Net Business Profits [22] =     Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	119	(6)	125
Number of affiliates under the equity method	24	24	5	19

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		First Quarter of Fiscal 2019				First Quarter of Fiscal 2018
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	351.9	32.9	384.9	56.5	328.3
Net Interest Income	2	156.6	6.3	162.9	(9.4)	172.4
Fiduciary Income	3		14.0	14.0	2.8	11.2
Trust Fees for Jointly Operated Designated Money Trust	4		1.1	1.1	1.1	—
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	88.2	5.6	93.8	13.2	80.6
Net Trading Income	7	34.5	0.2	34.7	16.7	18.0
Net Other Operating Income	8	72.5	6.6	79.1	33.0	46.0
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(200.8)	(20.2)	(221.1)	15.4	(236.5)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) *	10	151.0	12.6	163.7	71.9	91.8

Reversal of (Provision for) General Reserve for Losses on Loans	11	(7.9)	(0.1)	(8.1)	(8.1)	—

Net Business Profits	12	143.1	12.5	155.6	63.8	91.8
Net Gains (Losses) related to Bonds	13	56.5	6.6	63.2	44.5	18.6

Net Non-Recurring Gains (Losses)	14	31.4	0.1	31.6	(51.6)	83.2
Net Gains (Losses) related to Stocks	15	23.9	0.2	24.2	(48.4)	72.6
Expenses related to Portfolio Problems	16	3.7	0.0	3.7	16.3	(12.5)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	17	1.2	0.0	1.2	(35.9)	37.2
Other	18	2.5	(0.1)	2.3	16.4	(14.1)

Ordinary Profits	19	174.5	12.7	187.2	12.1	175.0

Net Extraordinary Gains (Losses)	20	(3.2)	0.8	(2.4)	(9.6)	7.2
Income before Income Taxes	21	171.2	13.5	184.8	2.4	182.3
Income Taxes	22	(42.2)	(4.1)	(46.4)	5.6	(52.0)

Net Income	23	128.9	9.4	138.4	8.1	130.2

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

Credit-related Costs	24	(2.9)	(0.1)	(3.0)	(27.8)	24.7

* Credit-related Costs [24] =    Expenses related to Portfolio Problems [16] + Reversal of (Provision for) General Reserve for Losses on Loans [11] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [17] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	26	(7.9)	(0.1)	(8.1)	(44.6)	36.5
Losses on Write-offs of Loans	27	(3.0)	0.0	(3.0)	6.3	(9.3)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	8.3	0.0	8.3	10.7	(2.3)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	0.0	—	0.0	(0.0)	0.0
Reversal of (Provision for) Reserve for Contingencies	30	(0.1)	—	(0.1)	(0.1)	0.0
Other (including Losses on Sales of Loans)	31	(0.1)	—	(0.1)	(0.0)	(0.0)
Total	32	(2.9)	(0.1)	(3.0)	(27.8)	24.7

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	First Quarter of Fiscal 2019	Change	First Quarter of Fiscal 2018
Net Gains (Losses) related to Stocks	28.2	(52.1)	80.3
Gains on Sales	40.3	(58.1)	98.4
Losses on Sales	(7.0)	2.2	(9.3)
Impairment (Devaluation)	(4.4)	(3.3)	(1.1)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(0.5)	7.1	(7.7)
Non-Consolidated
Aggregate Figures for the 2 Banks
	First Quarter of Fiscal 2019	Change	First Quarter of Fiscal 2018
Net Gains (Losses) related to Stocks	24.2	(48.4)	72.6
Gains on Sales	35.4	(54.2)	89.7
Losses on Sales	(6.6)	2.2	(8.8)
Impairment (Devaluation)	(4.0)	(3.5)	(0.4)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(0.5)	7.1	(7.7)

Mizuho Bank
	First Quarter of Fiscal 2019	Change	First Quarter of Fiscal 2018
Net Gains (Losses) related to Stocks	23.9	(40.2)	64.2
Gains on Sales	34.2	(46.4)	80.7
Losses on Sales	(6.3)	2.1	(8.4)
Impairment (Devaluation)	(3.9)	(3.4)	(0.4)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(0.0)	7.5	(7.6)

Mizuho Trust & Banking
	First Quarter of Fiscal 2019	Change	First Quarter of Fiscal 2018
Net Gains (Losses) related to Stocks	0.2	(8.2)	8.4
Gains on Sales	1.2	(7.8)	9.0
Losses on Sales	(0.3)	0.1	(0.4)
Impairment (Devaluation)	(0.0)	(0.0)	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(0.5)	(0.4)	(0.1)

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of June 30, 2019				As of March 31, 2019
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	27,815.5	1,543.5	1,727.9	184.4	27,847.5	1,689.8	1,883.4	193.5
Japanese Stocks	2,946.6	1,542.1	1,606.4	64.3	3,143.5	1,723.6	1,774.4	50.7
Japanese Bonds	14,466.1	7.9	37.2	29.2	14,786.9	5.2	37.2	32.0
Japanese Government Bonds	11,555.1	5.6	6.9	1.3	11,896.1	5.9	8.7	2.8
Other	10,402.7	(6.5)	84.3	90.8	9,917.0	(39.0)	71.6	110.7
Foreign Bonds	7,564.9	35.6	43.8	8.1	7,418.3	23.6	35.3	11.6

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*

Unrealized Gains/Losses include ¥30.1 billion and ¥38.0 billion, which were recognized in the statement of income for June 30, 2019 and March 31, 2019 respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2019				As of March 31, 2019
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)	1,326.4	10.1	19.3	9.2	1,602.2	7.3	19.9	12.5

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)

	As of June 30, 2019				As of March 31, 2019
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK
Other Securities	26,486.8	1,385.8	1,562.3	176.5	26,622.0	1,521.2	1,707.8	186.6
Japanese Stocks	2,694.2	1,389.0	1,451.5	62.5	2,880.1	1,557.7	1,608.3	50.6
Japanese Bonds	14,040.9	6.9	36.1	29.2	14,500.4	4.6	36.5	31.8
Japanese Government Bonds	11,211.0	5.3	6.6	1.3	11,687.0	5.8	8.5	2.7
Other	9,751.5	(10.1)	74.5	84.7	9,241.4	(41.1)	62.9	104.1
Foreign Bonds	7,145.1	30.2	38.4	8.1	6,973.2	20.4	31.9	11.5
MHTB
Other Securities	898.7	85.5	96.2	10.7	794.4	96.0	106.0	9.9
Japanese Stocks	170.8	83.4	88.2	4.8	184.2	96.4	99.7	3.3
Japanese Bonds	401.7	0.9	1.0	0.0	263.8	0.6	0.7	0.1
Japanese Government Bonds	325.8	0.2	0.2	0.0	190.6	0.0	0.1	0.0
Other	326.0	1.1	6.9	5.8	346.3	(1.0)	5.4	6.4
Foreign Bonds	219.0	4.4	4.4	—	223.3	2.6	2.6	—
Total
Other Securities	27,385.5	1,471.4	1,658.6	187.2	27,416.5	1,617.2	1,813.8	196.5
Japanese Stocks	2,865.1	1,472.5	1,539.8	67.3	3,064.4	1,654.1	1,708.1	53.9
Japanese Bonds	14,442.7	7.9	37.1	29.2	14,764.2	5.2	37.2	32.0
Japanese Government Bonds	11,536.8	5.6	6.9	1.3	11,877.7	5.9	8.7	2.8
Other	10,077.6	(9.0)	81.5	90.5	9,587.8	(42.1)	68.4	110.5
Foreign Bonds	7,364.2	34.7	42.9	8.1	7,196.5	23.1	34.6	11.5

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*

Unrealized Gains/Losses include ¥30.1 billion and ¥38.0 billion, which were recognized in the statement of income (aggregate figures for the 2 banks) for June 30, 2019 and March 31, 2019 respectively, by applying the fair-value hedge method.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of June 30, 2019				As of March 31, 2019
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	1,326.4	10.1	19.3	9.2	1,602.2	7.3	19.9	12.5
MHTB	—	—	—	—	—	—	—	—
Total	1,326.4	10.1	19.3	9.2	1,602.2	7.3	19.9	12.5
(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of June 30, 2019				As of March 31, 2019
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	135.7	169.7	170.0	0.2	135.7	176.8	176.8	—
MHTB	—	—	—	—	—	—	—	—
Total	135.7	169.7	170.0	0.2	135.7	176.8	176.8	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments. The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of June 30, 2019		As of March 31, 2019
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	1,513.3	(138.4)	1,651.8
Japanese Stocks	1,515.5	(172.0)	1,687.6
Japanese Bonds	7.9	2.6	5.2
Japanese Government Bonds	5.6	(0.2)	5.9
Other	(10.1)	30.9	(41.0)
Foreign Bonds	32.0	10.3	21.7
Non-Consolidated Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2019		As of March 31, 2019
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	1,441.2	(137.9)	1,579.2
Japanese Stocks	1,445.9	(172.1)	1,618.1
Japanese Bonds	7.9	2.6	5.2
Japanese Government Bonds	5.6	(0.2)	5.9
Other	(12.6)	31.5	(44.1)
Foreign Bonds	31.1	10.0	21.1

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2019			As of March 31, 2019
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses
MHBK	935.8	892.8	43.0	848.0	887.1	(39.0)
MHTB	81.7	85.1	(3.3)	84.0	86.3	(2.3)
Total	1,017.6	977.9	39.6	932.1	973.5	(41.3)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Non Performing Loans based on the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of June 30, 2019		As of March 31, 2019
Consolidated		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	56.0	(3.7)	59.7
Claims with Collection Risk	403.3	44.5	358.8
Claims for Special Attention	214.3	18.5	195.8
Total	673.6	59.2	614.4

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2.7	—	2.7
Claims for Special Attention	—	—	—
Total	2.7	—	2.7

Total (Consolidated + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	56.0	(3.7)	59.7
Claims with Collection Risk	406.1	44.5	361.6
Claims for Special Attention	214.3	18.5	195.8
Total	676.4	59.2	617.2

Note: Trust account represents trust accounts that guarantee principals in the agreement.

2-7

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen, %)
	As of June 30, 2019		As of March 31, 2019
Total (Banking Account + Trust Account)		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	49.0	(3.9)	52.9
Claims with Collection Risk	388.1	40.4	347.6
Claims for Special Attention	178.6	18.8	159.7
Sub-total [1]	615.8	55.3	560.4
NPL ratio [1]/[2]	0.68%	0.05%	0.62%
Normal Claims	89,774.4	537.6	89,236.8
Total [2]	90,390.2	593.0	89,797.2

MHBK
Claims against Bankrupt and Substantially Bankrupt Obligors	48.4	(4.0)	52.4
Claims with Collection Risk	382.4	40.6	341.8
Claims for Special Attention	176.5	17.9	158.5
Sub-total [3]	607.4	54.5	552.9
NPL ratio [3]/[4]	0.69%	0.05%	0.63%
Normal Claims	86,337.6	478.2	85,859.4
Total [4]	86,945.0	532.7	86,412.3

MHTB
Banking Account
Claims against Bankrupt and Substantially Bankrupt Obligors	0.5	0.0	0.4
Claims with Collection Risk	2.9	(0.1)	3.0
Claims for Special Attention	2.0	0.8	1.2
Sub-total [5]	5.5	0.7	4.7
NPL ratio [5]/[6]	0.16%	0.02%	0.14%
Normal Claims	3,429.8	59.5	3,370.3
Total [6]	3,435.4	60.3	3,375.0

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2.7	—	2.7
Claims for Special Attention	—	—	—
Sub-total [7]	2.7	—	2.7
NPL ratio [7]/[8]	28.52%	0.37%	28.15%
Normal Claims	6.9	(0.1)	7.0
Total [8]	9.7	(0.1)	9.8

Notes:	1. Trust account represents trust accounts that guarantee principals in the agreement.
2. NPL: Non-Performing Loans

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2019		As of March 31, 2019
		Change
MHBK	116,767.4	(2,643.7)	119,411.2
MHTB	3,565.1	311.6	3,253.4
Total	120,332.6	(2,332.1)	122,664.7

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2019		As of March 31, 2019
		Change
MHBK	96,594.0	(1,817.1)	98,411.2
Individual deposits	43,832.6	786.6	43,045.9
MHTB	3,562.7	318.8	3,243.8
Individual deposits	906.5	(7.0)	913.5
Total	100,156.8	(1,498.3)	101,655.1
Individual deposits	44,739.1	779.6	43,959.4
Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2019		As of March 31, 2019
		Change
MHBK	76,851.4	804.1	76,047.3
MHTB	3,397.9	42.7	3,355.1
Total	80,249.4	846.8	79,402.5

Note: Loans to MHFG are included as follows:

As of June 30, 2019:    ¥940.0 billion (from MHBK)

As of March 31, 2019: ¥945.5 billion (from MHBK)

2-9

Mizuho Financial Group, Inc.

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		First Quarter of Fiscal 2019 (For the three months)	Change	First Quarter of Fiscal 2018 (For the three months)
Return on Loans and Bills Discounted	1	0.77	(0.03)	0.81
Cost of Deposits	2	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [1]-[2]	3	0.77	(0.03)	0.81
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	4	0.80	(0.05)	0.85
Loan and Deposit Rate Margin [4]-[2]	5	0.79	(0.04)	0.84

Mizuho Trust & Banking
		(%)
		First Quarter of Fiscal 2019 (For the three months)	Change	First Quarter of Fiscal 2018 (For the three months)
Return on Loans and Bills Discounted	6	0.59	(0.02)	0.62
Cost of Deposits	7	0.01	(0.01)	0.03
Loan and Deposit Rate Margin [6]-[7]	8	0.58	(0.00)	0.58
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	9	0.62	(0.04)	0.66
Loan and Deposit Rate Margin [9]-[7]	10	0.60	(0.02)	0.63
(Reference) Aggregate Figures for the 2 Banks
		(%)
		First Quarter of Fiscal 2019 (For the three months)	Change	First Quarter of Fiscal 2018 (For the three months)
Return on Loans and Bills Discounted	11	0.76	(0.03)	0.80
Cost of Deposits	12	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [11]-[12]	13	0.76	(0.03)	0.79
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	14	0.79	(0.04)	0.84
Loan and Deposit Rate Margin [14]-[12]	15	0.78	(0.04)	0.83

2-10

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of June 30, 2019 (A)	As of March 31, 2019 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥37,808,411	¥42,044,263	¥(4,235,852)
Call Loans	388,470	516,085	(127,615)
Receivables under Resale Agreements	5,153,288	4,226,040	927,247
Guarantee Deposits Paid under Securities Borrowing Transactions	52,192	100,501	(48,308)
Other Debt Purchased	485,966	491,276	(5,310)
Trading Assets	4,727,072	3,708,952	1,018,119
Money Held in Trust	503	503	0
Securities	29,139,010	29,475,876	(336,865)
Loans and Bills Discounted	76,851,494	76,047,363	804,130
Foreign Exchange Assets	1,879,835	2,043,874	(164,039)
Derivatives other than for Trading	4,323,868	3,192,132	1,131,735
Other Assets	2,911,996	2,705,113	206,882
Tangible Fixed Assets	719,665	729,129	(9,464)
Intangible Fixed Assets	355,997	354,116	1,881
Prepaid Pension Cost	499,493	481,875	17,617
Customers’ Liabilities for Acceptances and Guarantees	6,379,635	6,492,905	(113,269)
Reserves for Possible Losses on Loans	(237,767)	(242,076)	4,308
Reserve for Possible Losses on Investments	(366)	(370)	3

Total Assets	¥171,438,767	¥172,367,564	¥(928,797)

Liabilities
Deposits	¥116,767,457	¥119,411,223	¥(2,643,765)
Negotiable Certificates of Deposit	12,971,992	12,912,548	59,443
Call Money	1,182,337	1,308,045	(125,708)
Payables under Repurchase Agreements	5,945,530	5,162,334	783,195
Guarantee Deposits Received under Securities Lending Transactions	891,639	305,032	586,606
Commercial Paper	459,600	941,181	(481,580)
Trading Liabilities	2,934,093	2,577,856	356,236
Borrowed Money	7,157,626	7,998,715	(841,088)
Foreign Exchange Liabilities	701,606	925,879	(224,272)
Bonds and Notes	1,615,991	1,968,205	(352,214)
Derivatives other than for Trading	4,045,430	3,031,284	1,014,146
Other Liabilities	3,136,202	2,138,527	997,674
Reserve for Bonus Payments	451	22,362	(21,911)
Reserve for Variable Compensation	1,356	1,100	255
Reserve for Possible Losses on Sales of Loans	1,076	630	445
Reserve for Contingencies	224	100	124
Reserve for Reimbursement of Deposits	15,347	16,987	(1,640)
Reserve for Reimbursement of Debentures	24,043	25,566	(1,522)
Deferred Tax Liabilities	19,821	28,338	(8,516)
Deferred Tax Liabilities for Revaluation Reserve for Land	63,315	63,315	—
Acceptances and Guarantees	6,379,635	6,492,905	(113,269)

Total Liabilities	164,314,782	165,332,144	(1,017,362)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,328	2,286,328	—
Capital Reserve	655,418	655,418	—
Other Capital Surplus	1,630,910	1,630,910	—
Retained Earnings	2,292,724	2,163,735	128,989
Appropriated Reserve	315,177	315,177	0
Other Retained Earnings	1,977,547	1,848,557	128,989
Retained Earnings Brought Forward	1,977,547	1,848,557	128,989

Total Shareholders’ Equity	5,983,118	5,854,129	128,989

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	973,799	1,071,157	(97,358)
Net Deferred Hedge Gains (Losses), net of Taxes	29,295	(27,639)	56,934
Revaluation Reserve for Land, net of Taxes	137,772	137,772	—

Total Valuation and Translation Adjustments	1,140,866	1,181,291	(40,424)

Total Net Assets	7,123,985	7,035,420	88,565

Total Liabilities and Net Assets	¥171,438,767	¥172,367,564	¥(928,797)

2-11

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO BANK

	Millions of yen
	For the three months ended June 30, 2019 (A)	For the three months ended June 30, 2018 (B)	Change (A) - (B)
Ordinary Income	¥697,946	¥681,816	¥16,129
Interest Income	433,001	389,191	43,809
Interest on Loans and Bills Discounted	295,113	257,343	37,769
Interest and Dividends on Securities	61,657	69,745	(8,088)
Fee and Commission Income	112,264	100,989	11,274
Trading Income	34,564	17,580	16,984
Other Operating Income	81,328	53,691	27,637
Other Ordinary Income	36,787	120,363	(83,576)

Ordinary Expenses	523,372	519,248	4,123
Interest Expenses	276,370	223,190	53,180
Interest on Deposits	127,227	93,865	33,361
Fee and Commission Expenses	24,019	25,608	(1,588)
Other Operating Expenses	8,815	9,314	(499)
General and Administrative Expenses	187,852	209,320	(21,468)
Other Ordinary Expenses	26,314	51,814	(25,500)

Ordinary Profits	174,574	162,567	12,006

Extraordinary Gains	0	7,939	(7,939)

Extraordinary Losses	3,290	674	2,616

Income before Income Taxes	171,283	169,833	1,450
Income Taxes:
Current	45,756	40,010	5,745
Deferred	(3,462)	9,149	(12,612)

Net Income	¥128,990	¥120,672	¥8,317

2-12

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of June 30, 2019 (A)	As of March 31, 2019 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,439,553	¥2,434,150	¥5,403
Call Loans	1,616	24,417	(22,801)
Guarantee Deposits Paid under Securities Borrowing Transactions	335,219	332,116	3,103
Other Debt Purchased	6,624	6,692	(67)
Trading Assets	137,280	111,667	25,613
Money Held in Trust	5,430	4,641	788
Securities	945,797	841,621	104,175
Loans and Bills Discounted	3,397,930	3,355,173	42,756
Foreign Exchange Assets	5,221	4,073	1,147
Other Assets	187,682	188,381	(698)
Tangible Fixed Assets	20,146	20,559	(413)
Intangible Fixed Assets	31,960	32,664	(703)
Prepaid Pension Cost	58,152	55,766	2,386
Customers’ Liabilities for Acceptances and Guarantees	34,774	16,885	17,888
Reserves for Possible Losses on Loans	(2,492)	(2,324)	(167)

Total Assets	¥7,604,898	¥7,426,486	¥178,412

Liabilities
Deposits	¥3,565,159	¥3,253,498	¥311,660
Negotiable Certificates of Deposit	414,680	566,110	(151,430)
Call Money	871,664	947,104	(75,439)
Payables under Repurchase Agreements	21,552	22,198	(646)
Guarantee Deposits Received under Securities Lending Transactions	521,963	362,246	159,717
Trading Liabilities	134,282	107,096	27,185
Borrowed Money	314,985	379,706	(64,721)
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,112,693	1,102,073	10,619
Other Liabilities	39,172	68,806	(29,634)
Reserve for Bonus Payments	—	2,125	(2,125)
Reserve for Variable Compensation	589	467	121
Reserve for Reimbursement of Deposits	1,949	2,081	(131)
Deferred Tax Liabilities	5,326	6,631	(1,305)
Acceptances and Guarantees	34,774	16,885	17,888

Total Liabilities	7,048,793	6,847,033	201,759

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	227,486	241,889	(14,402)
Appropriated Reserve	41,484	36,719	4,764
Other Retained Earnings	186,002	205,170	(19,167)
Retained Earnings Brought Forward	186,002	205,170	(19,167)

Total Shareholders’ Equity	490,361	504,764	(14,402)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	68,078	76,295	(8,217)
Net Deferred Hedge Gains (Losses), net of Taxes	(2,335)	(1,608)	(727)

Total Valuation and Translation Adjustments	65,743	74,687	(8,944)

Total Net Assets	556,105	579,452	(23,347)

Total Liabilities and Net Assets	¥7,604,898	¥7,426,486	¥178,412

2-13

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	For the three months ended June 30, 2019 (A)	For the three months ended June 30, 2018 (B)	Change (A) - (B)
Ordinary Income	¥47,453	¥46,550	¥902
Fiduciary Income	14,096	11,206	2,890
Interest Income	9,650	10,169	(519)
Interest on Loans and Bills Discounted	6,370	6,633	(263)
Interest and Dividends on Securities	2,683	2,987	(303)
Fee and Commission Income	14,797	13,307	1,489
Trading Income	221	468	(246)
Other Operating Income	7,247	2,078	5,169
Other Ordinary Income	1,439	9,319	(7,880)

Ordinary Expenses	34,750	34,018	731
Interest Expenses	3,306	3,752	(446)
Interest on Deposits	199	376	(176)
Fee and Commission Expenses	9,171	8,085	1,085
Trading Expenses	0	0	(0)
Other Operating Expenses	580	363	217
General and Administrative Expenses	19,394	20,619	(1,224)
Other Ordinary Expenses	2,298	1,198	1,099

Ordinary Profits	12,702	12,531	171

Extraordinary Gains	907	82	825

Extraordinary Losses	63	95	(32)

Income before Income Taxes	13,546	12,517	1,028
Income Taxes:
Current	2,874	727	2,146
Deferred	1,251	2,188	(936)

Net Income	¥9,420	¥9,601	¥(181)

2-14

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of June 30, 2019 (A)	As of March 31, 2019 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥307,359	¥388,516	¥(81,156)
Cash Segregated as Deposits for Customers and Others	341,834	335,712	6,121
Trading Assets	7,855,500	6,061,110	1,794,389
Operating Investment Securities	30,470	28,640	1,829
Receivables Related to Margin Transactions	26,146	34,162	(8,016)
Collateralized Short-Term Financing Agreements-Receivable	4,455,037	3,871,953	583,084
Advances Paid	360	488	(128)
Securities: Fail to Deliver	9,338	9,613	(275)
Short-Term Loans Receivable	46,487	52,652	(6,164)
Other Current Assets	394,463	434,483	(40,019)
Less: Allowance for Doubtful Accounts	(4)	(3)	(0)
Noncurrent Assets
Property and Equipment	12,048	12,527	(478)
Intangible Assets	49,603	50,829	(1,225)
Investments and Other Assets	305,701	315,137	(9,435)

Total Assets	¥13,834,348	¥11,595,825	¥2,238,523

Liabilities
Current Liabilities
Trading Liabilities	¥5,270,197	¥4,340,952	¥929,244
Payables - Unsettled Trades	464,258	36,888	427,369
Payables Related to Margin Transactions	52,558	53,591	(1,033)
Collateralized Short-Term Financing Agreements-Payable	4,722,580	3,575,497	1,147,082
Deposits Received	308,431	308,251	179
Guarantee Deposits Received	327,420	297,472	29,947
Securities: Fail to Receive	2,168	2,064	103
Short-Term Borrowings	520,903	773,484	(252,580)
Commercial Paper	326,500	333,200	(6,700)
Bonds and Notes Due within One Year	89,995	76,393	13,601
Lease Obligations	90	174	(83)
Income Taxes Payable	1,274	2,220	(945)
Accrued Employees’ Bonuses	2,491	9,359	(6,868)
Provision for Variable Compensation	788	927	(139)
Provision for Bonus Point Redemption	761	686	74
Other Current Liabilities	25,763	40,800	(15,036)
Noncurrent Liabilities
Bonds and Notes	678,036	679,688	(1,652)
Long-Term Borrowings	151,000	173,000	(22,000)
Provision for Retirement Benefits	19,578	19,799	(220)
Other Noncurrent Liabilities	2,204	2,263	(58)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,472	2,473	(0)

Total Liabilities	12,969,474	10,729,189	2,240,284

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	346,768	346,585	183
Other Retained Earnings	346,768	346,585	183
Retained Earnings Brought Forward	346,768	346,585	183

Total Shareholders’ Equity	853,584	853,401	183

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	21,079	23,023	(1,944)
Net Deferred Gains or Losses on Hedges, net of Tax	(9,790)	(9,789)	(0)

Total Valuation and Translation Adjustments	11,289	13,233	(1,944)

Total Net Assets	864,874	866,635	(1,761)

Total Liabilities and Net Assets	¥13,834,348	¥11,595,825	¥2,238,523

2-15

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	For the three months ended June 30, 2019 (A)	For the three months ended June 30, 2018 (B)	Change (A) - (B)
Operating Revenues	¥74,896	¥82,950	¥(8,054)
Commissions	34,070	34,277	(207)
Net Gain on Trading	20,401	25,150	(4,749)
Net Gain on Operating Investment Securities	1,293	3,642	(2,349)
Interest and Dividend Income	19,132	19,879	(747)

Interest Expenses	16,759	15,278	1,481

Net Operating Revenues	58,137	67,672	(9,535)

Selling, General and Administrative Expenses	55,177	59,572	(4,395)
Transaction-Related Expenses	12,635	13,705	(1,070)
Personnel Expenses	19,418	21,684	(2,265)
Real Estate Expenses	6,040	6,183	(142)
Administrative Expenses	10,366	11,197	(831)
Depreciation and Amortization	4,561	4,555	6
Taxes and Dues	1,264	1,360	(95)
Provision of Allowance for Doubtful Accounts	(20)	15	(35)
Other	909	871	38

Operating Income	2,960	8,099	(5,139)

Non-Operating Income	2,863	6,970	(4,106)
Non-Operating Expenses	57	116	(58)

Ordinary Income	5,766	14,953	(9,187)

Extraordinary Gain	181	1,931	(1,750)

Extraordinary Loss	261	31	230

Income before Income Taxes	5,686	16,853	(11,167)
Income Taxes:
Current	34	540	(505)
Deferred	934	2,213	(1,279)

Net Income	¥4,717	¥14,099	¥(9,382)

2-16